SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) hereby informs its shareholders and the market in general that it has obtained the maximum score in the 2nd Cycle of the Certification of the Governance Indicator, preserving IG-SEST Level 1 (excellence level), as disclosed in the Market Annoucenment dated November 10, 2017.

Obtaining certification is in line with the initiative "Implement actions for listing on indexes and obtaining Corporate Governance stamps", within the "Governance and Compliance" pillar of "Challenge 22: Sustainable Excellence", the Business and Management Master Plan 2018-2022 of Eletrobras. The achievement of the maximum grade came after the attendance of all items in the management, control and audit dimensions; transparency of information; and councils, committees and boards. In the first cycle, although it had achieved the excellence level, Eletrobras had attended 84% of the items and obtained the grade 8.08. In the second cycle, significant improvements in the issues of transparency of information and councils, committees and boards guaranteed the maximum score to Eletrobras.

Thus, it demonstrates the commitment of the Company, its managers and employees to continuously promote the improvement of its business activities, guided by ethics, transparency and corporate sustainability, according to the guidelines and corporate identity of its Strategic Plan.

Rio de Janeiro, May 11, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.